1100 - 1199 W. Hastings St.
Vancouver, B.C. V6E 3T5
Tel: 604-681-9059
Fax: 604-688-4670
www.quaterraresources.com

May 1, 2007	QTA-TSX. VENTURE
NR-02-07

Quaterra Acquires Arimetco Assets At Yerington, Nevada

VANCOUVER, B.C. - Quaterra Resources Inc. reported today that it has received the approval of the appropriate U.S. court to the acquisition by a subsidiary of Quaterra of all assets of Arimetco, Inc., a Nevada corporation, in the Yerington Mining District, Lyon County, Nevada.

Subject to the approval of the TSX Venture Exchange, the purchase price comprises US$500,000 cash, 250,000 shares of Quaterra common stock and a 2% net smelter return royalty capped at US$7.5 million dollars on production from any claims owned by Quaterra in the Yerington and MacArthur mine areas. Quaterra may terminate the transaction at any time during a 180-day review period if it is dissatisfied with the condition of the property or fails to obtain requested environmental clearances for past mining-related activities. Under certain circumstances, the review period may be extended for additional successive 120 day periods.

The Anaconda Copper Company conducted open pit mining at Yerington from 1953 to 1978, producing 1.75 billion pounds of copper from oxide and sulfide ores. Arimetco subsequently used the site for heap leaching of Yerington dumps and ore from the nearby MacArthur mine from 1989 to 2000. Quaterra plans to use the site as the base for its district-wide activities, and will explore the property as part of its ongoing exploration drilling program at its 100%-owned MacArthur property.

“The potential acquisition of this property in the center of a prolific copper district provides us not only with additional exploration targets but also will provide flexibility when considering production alternatives,” says Thomas Patton, Quaterra’s President and CEO.

The MacArthur mine is a fully stripped oxide copper deposit five miles north of the Yerington mine. It was formerly operated by Arimetco and has an historic resource of 29 million tons grading 0.28% copper, including 13 million tons of +0.40% copper. Quaterra recently commenced drilling at MacArthur to confirm the historic resource and to evaluate potential for a larger oxide deposit and possible buried sulfide system beyond the current pit boundaries.

Quaterra is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its pipeline of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining friendly jurisdictions with the potential to host large base, precious metal or uranium deposits. The Company's preference is to acquire a 100% interest in properties through initial evaluation.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release.

On behalf of the Board of Directors,
“Thomas Patton”
Thomas Patton, President, Quaterra Resources Inc.

Expanded information on the company’s projects is described on our website at www.quaterraresources.com or contact Jay
Oness at 1-888-456-1112, 604-681-9059 or email: corpdev@mnxltd.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management. Statements contained in this news release that are not historical facts are forward-looking statements as the term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Quaterra relies upon litigation protection for forward looking statements.
We seek safe harbour.